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09046892

SUPPL

GGL DIAMOND CORP.

RECEIVED
2009 SEP -3 P 12:26
OFFICE OF INTERNATIONAL CORPORATE FINANCE

NEWS RELEASE **August 26, 2009**

GGL DIAMOND CORP.: ANNUAL MEETING ELECTS FOUR DIRECTORS, DIRECTORS APPOINT AND WELCOME NEW DIRECTOR WAYNE SPILSBURY AND APPROVE NAME CHANGE TO GGL RESOURCES CORP.

VANCOUVER, British Columbia, Canada – Raymond A. Hrkac, President and CEO of GGL Diamond Corp. (TSX-V-GGL) is pleased to announce the appointment of Mr. Wayne Spilsbury to the board of directors. Mr. Spilsbury received his B.Sc. (Honors Geology) in 1973 from the University of British Columbia and his M. Sc. (Honors Geology) in 1982 from Queens University in Ontario. He brings over 35 years experience in mineral exploration and management, including 28 years with Teck Cominco Limited and was their former General Manager, Exploration – Asia Pacific. Wayne has worked throughout Western Canada, the United States, Asia and Australia; he is a Member of the Association of Professional Engineers and Geoscientists of British Columbia and a Fellow of Australasian Institute of Mining and Metallurgy.

Returning directors are Graham Eacott, Nick DeMare, Raymond A. Hrkac and William Meyer. William Boden has stepped down from the board of directors to enable him to concentrate on other companies of which he is a founder. The Company thanks him for his most valuable contributions and we wish him well.

Based on the recommendation of the Board's Compensation Committee, the directors approved the granting of 4,475,000 options at an exercise price of $0.10 per share exercisable until August 19, 2014. The options were granted to directors, officers, consultants and employees of the Company.

Shareholders voted in favor of the name change to GGL Resources Corp., the appointment of D+H Group LLP as auditors of the Company for the ensuing year, and approved the annual ratification of the Company's 10% rolling stock option plan.

Private Placement

GGL has had an initial closing of its non-brokered private placement originally announced on July 17, 2009. A combination of flow-through units at a price of $0.06, (changed from $0.08), per unit and non-flow-through units at a price of $0.06 per unit will be sold. Each flow-through unit will consist of one flow-through common share and one half of one non-transferable non flow-through warrant. Each whole warrant will entitle the holder to purchase one non flow-through common share for one year from the closing date at $0.10 per share.

In the initial closing 1,776,000 non flow-through units at $0.06 per unit were placed for gross proceeds of $106,560. Each non flow-through unit consists of one non flow-through common share and one half of one non-transferable common share purchase warrant. Each whole warrant will entitle the holder to purchase one non flow-through common share until August 20, 2012 at $0.10 per share in the first year, $0.20 per share in the second year and $0.30 per share in the third year. The securities have a hold period until December 21, 2009.

If GGL's common shares trade on the TSX Venture Exchange at a closing price greater than $0.50 per share for twenty consecutive trading days at any time after four months and one day from the closing date, GGL may accelerate the expiry of the warrants by giving notice to the holders thereof, and in such case the warrants will expire on the 30th day after the date on which such notice is given. GGL may pay a finder's fee to eligible finders of purchasers of units. Such fees will be paid in non flow-through common shares.

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#904-675 West Hastings Street, Vancouver, BC, Canada V6B 1N2

T 604.688.0546 | F 604.688.0378 | Toll Free 1.866.688.0546 | info@ggldiamond.ca | www.ggldiamond.ca

The proceeds from the sale of the units will be used for exploration work on the PGB gold areas and the McConnell property, and for general corporate purposes. The proceeds from the sale of the flow-through shares will be used to incur Canadian Exploration Expense ("CEE"), as defined in the *Income Tax Act* (Canada). GGL will renounce such CEE to the subscribers effective for the 2009 tax year. Future closings of the private placement are subject to acceptance for filing by the TSX Venture Exchange. The private placement is open until September 9, 2009.

GGL DIAMOND CORP.

"Raymond A. Hrkac"

Raymond A. Hrkac
President & CEO

For further information, please phone: (604) 688-0546 Email: info@ggldiamond.ca. For more information, please check our web site at www.ggldiamond.ca.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered in the United States Securities Act of 1933, as amended (the "US Securities Act") or any state securities laws and may not be offered or sold within the United States or to US Persons unless registered under the US Securities Act and applicable securities laws or an exemption from such registration is available.